January 19, 2010

VIA EDGAR AND FAX
Mr. Kevin W. Vaughn
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 4720

Re:	America First Tax Exempt Investors, L.P.

Form 10-K for the fiscal year ended December 31, 2008

filed March 4, 2009

Form 10-Q for the Quarterly Period Ended September 30, 2009

Filed November 6, 2009

File No. 000-24843

Dear Mr. Vaughn:

We are writing in response to your letter, dated January 4, 2010, to Ms. Lisa Roskens (the “Comment Letter”) regarding the above referenced Annual Report on Form 10-K and Quarterly Report on Form 10-Q filed by America First Tax Exempt Investors, L.P. (the “Company”).  Our responses to the Staff’s comments set forth in the Comment Letter are set forth below and are preceded in each case by a recitation of the Staff’s comment.

September 30, 2009 Form 10-Q

4. Investments in Tax-Exempt Bonds, page 11

Comment No. 1:	We note you have significant exposure from your investment in mortgage revenue bonds and loans made related to Woodland Park, The Gardens of DeCordova, and the Gardens of Weatherford.

(a)
Please provide us the other-than-temporary impairment analysis you performed for each of the mortgage revenue bonds as of September 30, 2009, and revise future filings to describe this analysis in reasonable detail.  Please identify all of the evidence you considered, explain the relative significance of each piece of evidence, and identify the primary evidence on which you rely to support a realizable value equal to or greater than the carrying value of the investment.

(b)
Please provide us your calculation of the present value of cash flows expected to be collected for each of the mortgage revenue bonds and provide supporting commentary for each source of cash flows.  Also, tell us the discount rate used, how you determined it and how you determined it was consistent with the guidance in FASB ASC 320-10-35-33D.

(c)	Please tell us in detail and revise future filings to disclose how you assessed the collectability of your loans to the owners of the properties and concluded that no bad debt allowance was needed.

In your responses to the above comments, please specifically tell us how you considered the following in your analysis/assessments:

•	The low occupancy rates of Woodland Park and The Gardens of DeCordova,

•	The withdraw of the limited partners related to The Gardens of DeCordova and The Gardens of Weatherford, and

•
The fact that the Gardens of Weatherford project currently does not have sufficient funds to complete construction of the project or to pay the outstanding principal on the bonds should the project not be constructed.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
January 19, 2010

Response No. 1(a):  We account for our investments in tax-exempt mortgage revenue bonds under the provisions of ASC 320, Investments – Debt and Equity Securities (Formerly SFAS No. 115) and have classified these investments as available for sale securities.  We report these investments at their estimated fair value with the net unrealized gains or losses reflected in other comprehensive income, subject to an impairment test.

In determining whether an other-than-temporary impairment of these investments exists we consider the following, in accordance with ASC 320-10-35-33:

1.	Our intent to hold or sell these investments;

2.	Whether it is more likely than not that we will be required to sell these investments before the recovery of the investments’ amortized cost basis; and

3.	Whether we expect to recover the investments’ entire amortized cost basis (i.e. whether a credit loss may exist).

Company Analysis

As of September 30, 2009, the Company did not intend to sell any of its investments in mortgage revenue bonds and had not identified circumstances that would require the Company to sell these investments before the recovery of the investments’ amortized cost basis.

In determining whether a credit loss exists with respect to our investments, we consider the following factors for each investment:

a.	The length of time and extent to which the fair value has been less than amortized cost;

b.	Adverse conditions specifically related to the security or geographic area where the related property is located;

c.	Volatility of the fair value of the security;

d.	Likelihood of the issuer being able to make payments;

e.	Failure of the issuer to make scheduled interest or principal payments; and

f.	Recoveries or additional declines in fair value after the balance sheet date.

In making the determination that no other-than-temporary impairment existed at September 30, 2009 for Woodland Park, The Gardens of DeCordova, and the Gardens of Weatherford the primary evidence we considered was focused on factor d,  the likelihood of the issuer being able to make payments, factor e,  any failure of the issuer to make scheduled interest or principal payments, and factor b, adverse conditions specifically related to the security or geographic area where the related property is located.

Factor d.  Likelihood of the issuer being able to make payments.

Our analysis of this factor was based, in each case, on a discounted cash flow model that we prepared for each of the properties which serve as the primary source of principle and interest payments on the bonds, as of June 30, 2009.  These models reflect the cash flows we expect to be generated by the properties over a ten year period, including an assumed property sale at the end of year ten, and provide a valuation estimate for the underlying bond collateral (the underlying real property).  In connection with the preparation of our Form 10-Q for the period ending September 30, 2009, we concluded that there was no material change in circumstances or economic factors at any of these three properties that would necessitate a reevaluation of the cash flow analysis prepared at June 30, 2009.  The details of this cash flow analysis, including the various assumptions that we made to estimate the future cash flows from the properties, the discount rates we applied and other factors are set forth in Exhibit A to this letter.

In summary, we concluded that the discounted cash flow from each property exceeded the outstanding principal balance of the corresponding bond and supported an ability to meet debt service.  A summary of the valuation analysis is set forth below:

	NPV Cash Flow - Property Valuation	Mortgage Bond Principal	Difference	Valuation as % of Bond Principal
Gardens of Weatherford	$6,462,228	$4,686,000	$1,776,228	138%
Gardens of Decordova	$6,739,808	$4,853,000	$1,886,808	139%
Woodland Park	$22,690,416	$15,715,000	$6,975,416	144%

Totals	$35,892,452	$25,254,000	$10,638,452	142%

Mr. Kevin W. Vaughn
Securities and Exchange Commission
January 19, 2010

The valuation model utilized has a number of assumptions and encompasses judgment in its application.  The most significant assumptions in the model are as follows:

1.
Various revenue and expense estimates are made which generate the estimated net operating income to be generated by the property during the ten year holding period assumed by the model.  These include occupancy levels, effective rents and expense growth.  These assumptions are based upon property budgets, actual property financial results or, when these are not available in the case of new construction projects, pro-forma financial information from bond underwriting activities.   The holding period is based upon standard industry models adjusted for any changes in facts or circumstances that would significantly impact the holding period.  This holding period is consistent with what market participants would use.

2.
The capitalization rate used to estimate the sales proceeds from an assumed property sale in year ten of the model.  Such capitalization rate represents a historical average rate for the sale of similar multifamily properties as determined through research of various real estate publications.  This rate is consistent with the rate expected to be used by a market participant.

3.
The discount rate applied to the ten years of estimated cash flows to be generated by the property.  The discount rate utilized is set equal to the stated interest rate on the related mortgage revenue bond.

Factor e.  Failure of the issuer to make scheduled interest or principal payments.

As of September 30, 2009, all three bonds were current on their debt service and all of the bonds were expected to remain current.

Factor b.  Adverse conditions specifically related to the security or geographic area where the related property is located.

Our future discounted cash flow analysis for Woodland Park utilized the 2009 property budget and, thereby, took into account the low level of occupancy being experienced at the time of the analysis, and the fact that the property remains in the initial lease-up and stabilization phase.  Stabilization is defined as the generation of a debt service coverage ratio of 1.15:1 for six consecutive months.  Stabilization is expected to occur in late 2010.  Based on our experience with similar properties, we believe these lease-up assumptions were reasonable.

Our discounted cash flow analysis for The Gardens of DeCordova utilized pro-forma financial information originally prepared in the bond underwriting.  Based on our experience with similar properties, we believe the pro-forma information provided a reasonable basis for the valuation model.  A partial year of operations in 2009 was assumed in the valuation model to adjust the discounted cash flow analysis for the low level of occupancy that was being experienced at the time of the model due to the property being in the initial lease-up and stabilization phase.  Stabilization is defined as the generation of a debt service coverage ratio of 1.15:1 for six consecutive months.  Stabilization is expected to occur in late 2010.  Based on our experience with similar properties, we believe these lease-up assumptions were reasonable.

The Gardens of Weatherford property remains under construction and will need additional financing in order to complete construction.  We concluded at September 30, 2009, that this property would be able to secure an alternative plan of financing, that the project would be completed and, as a result of the alternative plan of financing and completion of the project, that the owner would be able to meet the debt service obligations on the bonds.  Our discounted cash flow analysis for The Gardens of Weatherford utilized pro-forma financial information originally prepared in the bond underwriting.  Based on our experience with similar properties, we believe the pro-forma information provided a reasonable basis for the valuation model.  A partial year of operations in 2009 was assumed in the valuation model to allow for the construction delays being experienced at the time of the model.  We continue to work with the owners’ general partner and expect that a new plan of financing will be approved and funded in the first quarter of 2010 which will allow for the completion of the project in 2010 with leasing activities beginning late in the year.

Additionally, we did not consider the limited partners’ intent to withdrawal from partnerships which own The Gardens of DeCordova and The Gardens of Weatherford projects at September 30, 2009 to be a negative factor in our analysis.  In each case, the original limited partner had made significant capital contributions to these projects and will not receive a return of any of its contributed capital as a result of its withdrawal.  Specifically, the original limited partner had contributed approximately $2.5 million to The Gardens of DeCordova and approximately $565,000 to The Gardens of Weatherford.  In addition, as a result of withdrawal, the limited partner will abandon its rights to claim the low income housing tax credits that are available for these projects.  As a result, each property will have an opportunity to raise additional equity capital through the syndication of these tax credits.  The additional capital would be available to support the properties and their debt service obligations.  The general partner is in the process of identifying a new limited partner and we expect a new limited partner to be in place in the first quarter of 2010.

Secondarily, we considered factors a, c and f listed above.  Each of these factors is focused on changes in the fair value of the bonds.  Each of these bonds has been in an unrealized loss position since the fourth quarter of 2007.  The fair value of these bonds declined throughout 2008 but has since improved during 2009.  The fair value of these bonds is based upon a yield to maturity model and, therefore, is impacted significantly by the current credit environment.  Given the current credit environment, we would expect continued volatility in the fair value of these bonds.

We continue to monitor developments at all three of these properties.  We will update our analysis and discounted cash flow models for these properties in connection with the preparation of our annual financial statements for the year ended December 31, 2009 that will appear in our report on Form 10-K for that year.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
January 19, 2010

Response No. 1(b):  A specific calculation of the present value of cash flows expected to be collected for each of these bonds was not completed as of September 30, 2009, given that all of the bonds were current on their debt service and all of the bonds were expected to remain current.  Had a specific calculation been completed the discount rate utilized in the model for each bond would be equal to the stated interest rate on the mortgage revenue bond given that each of the bonds was acquired upon issuance at par, consistent with the guidance of FASB ASC 320-10-35-33D.  Given this discussion, the present value of cash flow calculation would have yielded an amount equal to the amortized cost of the bond.

Response No. 1(c):  In addition to the tax-exempt bonds held by the Company secured by each of these properties, the Company has made additional taxable loans to the owners of the properties.  These loans are secured by a second mortgage on the underlying property.  We evaluate whether a probable loss occurs by comparing the expected discounted cash flows from the property to the amortized cost of the related bond given that the cash flow from the underlying property is the ultimate source of repayment of these loans.  As long as the estimated future discounted cash flow from a property remaining after deducting the principal balance of the senior tax-exempt bond exceeds the principal balance of the taxable loan, we concluded that it is not probable that a loss had occurred and therefore, no bad debt allowance is needed.  A summary of our analysis as of September 30, 2009 (utilizing the June 30, 2009 valuation) is set forth below:

	NPV Cash Flow - Property Valuation	Mortgage Bond Principal	Remaining Value	Other Loan Balance	Bad Debt Allow Needed? Yes/No
Gardens of Weatherford	$6,462,228	$4,686,000	$1,776,228	$141,000	No
Gardens of Decordova	$6,739,808	$4,853,000	$1,886,808	$315,000	No
Woodland Park	$22,690,416	$15,715,000	$6,975,416	$700,000	No

Totals	$35,892,452	$25,254,000	$10,638,452

We will revise future filings to describe our analysis and procedures, discussed in our responses above, in more detail.

Comment No. 2:
Please tell us in detail and revise future filings to disclose how you assessed the collectability of your receivable of $718,000 related to your remedies against the project owner and developer of Prairiebrook Village and concluded that no bad debt allowance was needed.

Response No. 2:  The $718,000 receivable from Prairiebrook Village represents the unpaid judgment against the owner of Prairiebrook Village and several affiliated parties, some of which provided personal guarantees of this debt (the “Judgment Creditors”).   Under the terms of the summary judgment, we have the right to place liens on the assets of the Judgment Creditors.  As of September 30, 2009, we had identified over 20 limited liabilities companies in which the Judgment Creditors had interests, most of which own real property, against which we are in the process of filing judgment liens.  We also were, and continue to be, seeking to garnish wages of individual Judgment Creditors.  Given the number of limited liability interests identified, at September 30, 2009, we determined that there was no probable loss associated with this receivable.  We will revise the disclosures in our future filings to disclose the factors considered in assessing the recoverability of this receivable.

6. Discontinued Operations and Assets Held for Sale, page 13

Comment No. 3:
Please tell us how you considered whether to present the financial results related to the sale of Oak Grove Commons Apartments as discontinued operations.  Please tell us how you considered the guidance of FASB ASC 205-20.  To the extent that you determined the amounts involved were not material, please provide us with your materiality calculation.

                 Response No. 3:  In April 2009, the Company acquired the Series A and B Oak Grove Commons Apartments tax-exempt mortgage revenue bonds which represented 100% of the bond issuance.  At the time of acquisition the bonds were in technical default as the property had not reached stabilization and was not current on debt service.  The Company purchased the bonds with the intent to evaluate the property and determine if the bonds could be restructured and maintained as an investment.  In June 2009, the Company determined that it would no longer maintain the bonds as an investment and, therefore, foreclosed on the bonds with the intent to sell the apartment complex to a third party and classified the property as an asset held for sale.  In September 2009, the Company sold Oak Grove to an unaffiliated party.   After the deduction of selling expenses, commissions and cash advances made to the property, the Company realized a taxable gain of approximately $863,000 from the sale.  The gain recognized on sale is separately presented on the face of the statement of operations within revenues.

We considered the guidance of ASC 205-20 and determined it was appropriate to record the Oak Grove Commons Apartments as an asset held for sale and not a discontinued operation for the three and nine month periods ended September 30, 2009, because the amounts involved were not material to the Company’s financial statements.  In making this determination, we considered both quantitative and qualitative factors.  For the period we held this investment, property revenues were $174,435 or 4.5% and 1.5% of total consolidated property revenues for the three and nine months ended September 30, 2009, respectively, total expenses were $147,675 or 2.6% and 0.9% of total consolidated expenses for the three and nine months ended September 30, 2009, respectively, and net income, excluding the gain on sale, was $26,760 which we determined to be immaterial.  Given the relative size of these amounts, we determined these amounts would not have an effect on measures that were important to our investors.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
January 19, 2010

The Company hereby acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the forgoing is responsive to your comments.  If you have any questions regarding the foregoing or require further information, please contact the undersigned at (402) 930-3045 or our outside counsel Steven Amen of the Kutak Rock LLP law firm at (402) 231-8721.

In addition, as mentioned in telephone discussions with the Staff, the Company intends to file a Registration Statement on Form S-3 prior to the end of January 2010 which, pursuant to Rule 415(a)(6), will cover certain securities previously registered under a prior “shelf” Registration Statement filed by the Company on Form S-3.  It would be our desire to have resolved all of the Staff’s comments prior to the filing of this new Registration Statement.

Sincerely,

/s/ Michael J. Draper
Michael J. Draper, Chief Financial Officer
The Burlington Capital Group, in its capacity as the general partner of the general partner of America First Tax Exempt Investors, L.P.

cc:  Mr. Michael Volley